UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEGACY BANCORP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
52463G 10 5
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Legacy Banks Employee Stock Ownership Plan 04-1180020

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE ORGANIZATION

	Commonwealth of Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		659,751

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		156,697

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		816,448

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	816,448

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8% of 9,240,960 shares of Common Stock outstanding as of December 31, 2007.

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	EP

Item 1(a).	Name of Issuer

Legacy Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

99 North Street Pittsfield, MA 01201

Item 2(a).	Name of Person Filing

The Legacy Banks Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence

99 North Street Pittsfield, MA 01201

Item 2(c).	Citizenship

Commonwealth of Massachusetts

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

52463G 10 5

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

(f) ☑ An employee benefit plan or endowment fund in accordance with Section 240.13d- 1(b)(1)(ii)(F).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

816,448

(b)	Percent of class:

8.8% of 9,240,960 shares of Common Stock outstanding as of December 31, 2007.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

659,751

(ii)	Shared power to vote or to direct the vote:

156,697

(iii)	Sole power to dispose or to direct the disposition of:

816,448

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008 Date

/s/ Linda Shultz
Signature

Linda Shultz First Bankers Trust Services, Inc. Trustee